UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BLINK CHARGING CO.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

09354A 100

(CUSIP Number)

Michael D. Farkas

3284 N 29th Court

Hollywood, Florida 33020-1320

(305) 521-0200

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 13, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the Notes).

NAME OF REPORTING PERSON
1

Michael D. Farkas

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ]
2	(b) [ ]

3	SEC USE ONLY

SOURCE OF FUNDS*

4	OO

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

5	[ ]

CITIZENSHIP OR PLACE OF ORGANIZATION

6	United States

		SOLE VOTING POWER
	7
NUMBER OF		8,008,993(1)
SHARES		SHARED VOTING POWER
BENEFICIALLY	8
OWNED BY		0
EACH
REPORTING		SOLE DISPOSITIVE POWER
PERSON	9
WITH		8,008,993(1)
		SHARED DISPOSITIVE POWER
	10
		0

AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
11
8,008,993(1)

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
[ ]

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
35.1%(2)

TYPE OF REPORTING PERSON (See Instructions)
14
IN

1. Mr. Farkas has voting and investment control of the following shares: 4,429,616 shares of the Company’s common stock owned by the Farkas Group Inc. (“FGI”); 5,000 shares of the Company’s common stock owned by each of Mr. Farkas’ three minor children over which shares Mr. Farkas has voting authority and serves as custodian (a total of 15,000 shares); 80 shares owned by the Farkas Family Irrevocable Trust of which Mr. Farkas is a beneficiary; 7,200 shares of the Company’s common stock owned by the Michael D. Farkas Charitable Foundation of which Mr. Farkas has voting authority as trustee; 2,358,813 shares of the Company’s common stock owned by Mr. Farkas (including 182,741 shares held in a brokerage account); 30,240 options to be issued to Mr. Farkas to purchase 30,240 shares of the Company’s common stock currently owed to Mr. Farkas; 22,130 held by the Ze’evi Group Inc. over which shares Mr. Farkas has voting authority; and warrants to purchase 1,145,914 shares of the Company’s common stock held by Mr. Farkas.

2. Based upon the combined total of: (a) the 21,623,090 shares of the Company’s common stock issued and outstanding as of May 14, 2018 and; (b) the options and warrants currently owned or issuable to Mr. Farkas.

Item 1 Security and Issuer.

The statement (“Statement”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Blink Charging Co., a Nevada corporation (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at 3284 N 29th Court, Hollywood, Florida 33020.

Item 2 Identity and Background

The Statement is being filed by Mr. Michael D. Farkas (“Mr. Farkas”). Mr. Farkas’ present principal occupation or employment is serving as the Issuer’s Executive Chairman and as a member of its Board of Directors.  Mr. Farkas is a United States citizen. The business address of Mr. Farkas is 3284 N 29th Court, Hollywood, Florida 33020.

During the last five years Mr. Farkas has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration.

Mr. Farkas acquired the reported 6,832,839 shares of the Common Stock, 30,240 options to purchase Common Stock and 1,145,914 warrants to purchase the Common Stock as follows:

On February 13, 2018, Mr. Farkas had voting and investment control of the following shares: 201,250 shares of Common Stock owned by FGI; options to purchase 6,600 shares of Common Stock; 5,000 shares of Common Stock owned by each of Mr. Farkas’ three minor children over which shares Mr. Farkas has voting authority and serves as custodian (a total of 15,000 shares); 80 shares owned by the Farkas Family Irrevocable Trust of which Mr. Farkas is a beneficiary; 7,200 shares of Common Stock owned by the Michael D. Farkas Charitable Foundation of which Mr. Farkas has voting authority as trustee; 3,119,057 shares of Common Stock owned by Mr. Farkas of which 2,990,404 were converted into shares of Common Stock upon exercise of warrants held by FGI on August 29, 2017; 619,706 shares of Common Stock held by BLNK Holdings LLC (“BLNK Holdings”) in which Mr. Farkas has a controlling interest; 22,130 held by the Zevi Group Inc. over which shares Mr. Farkas has voting authority; 19,279 shares of Common Stock issuable upon conversion of principal and interest owed pursuant to outstanding convertible notes. On December 6, 2017, the Company and Mr. Farkas signed a letter agreement (the “December Letter Agreement”), pursuant to which Mr. Farkas would cancel 2,930,596 of his shares of Common Stock upon the closing of the Company’s registered public offering (the “Offering”).

On February 16, 2018, in connection with the closing of the Offering, Mr. Farkas purchased 182,741 units at a price of $4.25 per unit with each unit consisting of one share of Common Stock and two warrants each to purchase one share of Common Stock each with an exercise price of $4.25 per share. Mr. Farkas purchased the 182,741 units for $776,649.25. Also in connection with the closing of the Offering, Mr. Farkas was repaid cash for the principal and interest owed to him pursuant to outstanding convertible notes. Therefore, Mr. Farkas no longer had the right to 19,279 shares of Common Stock previously issuable to him upon conversion of such convertible notes.

On March 16, 2018, the Company issued to BLNK Holdings 74,753 restricted shares of the Common Stock as payment of $221,009 owed to BLNK Holdings, in principal and interest pursuant to a Conversion Agreement between the Company and BLNK Holdings, dated August 23, 2017.

The Company issued to Mr. Farkas 1,776,335 restricted shares of Common Stock on March 22, 2018. Of this amount, (i) 500,000 shares of Common Stock were issued pursuant to the December Letter Agreement for the conversion of 10,000,000 shares of the Series A Preferred Stock, and (ii) 886,119 shares of Common Stock were issued pursuant to the December Letter Agreement.

The other 390,216 restricted shares issued on March 22, 2018 related to 390,216 units with each unit consisting of one share of Common Stock and two warrants each to purchase one share of Common Stock each with an exercise price of $4.25 per share. On April 9, 2018, the 780,432 warrants related to these units were issued. The units were issued as follows: (i) 13,721 units as payment of $46,651 in Board fees owed to Mr. Farkas, (ii) 223,456 units as payment of $712,500 in shares of Common Stock owed to Mr. Farkas for the period of December 1, 2015 through May 31, 2017 pursuant to the Third Amendment to Executive Employment Agreement between the Company and Mr. Farkas, dated June 15, 2017 (the “Third Amendment”) and pursuant to a Conversion Agreement between the Company and Mr. Farkas, dated August 23, 2017, and (iii) 153,039 shares of Common Stock (as part of units whose warrants were issued on April 9) as payment of $375,000 in shares of Common Stock owed to Mr. Farkas for accrued commissions on hardware sales and revenue from charging stations for the period of November 2015 through March 2017 pursuant to the Third Amendment and $145,334 in shares of Common Stock owed to Mr. Farkas for accrued commissions on hardware sales and revenue from charging stations for the period of April 2017 through February 13, 2018 pursuant to an oral agreement between the Company and Mr. Farkas. This oral agreement was reached pursuant to Section 7(B) of the Third Amendment.

On March 27, 2018, the Company issued to BLNK Holdings 6,827,092 restricted shares of Common Stock and to Mr. Farkas 211,276 restricted shares of Common Stock to convert the Series C Preferred Shares held by and owed to BLNK Holdings and Mr. Farkas as of the February 16th closing date of the Offering.

On March 28, 2018 in connection with his controlling interest in BLNK Holdings, Mr. Farkas transferred the 7,521,551 restricted shares of Common Stock that BLNK Holdings held to various individuals and entities, one of which was FGI to whom BLNK Holdings transferred 4,486,366 restricted shares of Common Stock. BLNK Holdings no longer owns shares of the issuer.

In March 2018, the options to purchase 6,600 shares of Common Stock Mr. Farkas held on February 13, 2018 expired. These 6,600 options are being replaced as part of the 15,000 shares of Common Stock issuable to Mr. Farkas upon exercise of options to be issued as replacements of expired options with the options having a weighted average exercise price of $5.30.

On April 13, 2018, Mr. Farkas cancelled and returned to the Company’s treasury 2,930,596 shares of Common Stock on behalf of FGI pursuant to the December Letter Agreement.

On April 18, 2018, FGI transferred 518,000 restricted shares of Common Stock to various individuals or entities.

Item 4 Purpose of Transaction.

Mr. Farkas does not have any current plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5 Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Farkas beneficially owns 8,008,993 shares (the “Shares”) of the issued and outstanding Common Stock of the Company. Such amount represents 35.1% of the combined total of: (a) the issued and outstanding shares of the Company’s Common Stock as of the date hereof; and (b) the options and warrants currently owned or issuable to Mr. Farkas.

(b) Mr. Farkas holds sole voting and dispositive power over the Shares.

(c) Other than disclosed above, there were no transactions by Mr. Farkas in the Issuer’s Common Stock during the last 60 days.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by Mr. Farkas.

(e) Not applicable.

Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of Mr. Farkas, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between Mr. Farkas and/or any other person, with respect to any securities of the Company.

Item 7 Material to be Filed as Exhibits.

		Incorporated by
Exhibit		Reference		Filing
Number	Exhibit Description	Form	Exhibit	Date
1	Amendment to Certificate of Designation for Series C Preferred Stock, filed January 8, 2018	S-1/A	3.15	01/10/2018

2	Equity Agreement between Michael Farkas and the Company, dated December 6, 2017	S-1/A	10.11	12/08/2017

3	Third Amendment to Executive Employment Agreement by and between the Company and Michael D. Farkas dated June 15, 2017	S-1/A	10.7	07/06/2017

4	Conversion Agreement between the Company and Michael D. Farkas, dated August 23, 2017	10-Q	10.3	11/20/2017

5	Conversion Agreement between the Company and BLNK Holdings LLC dated August 23, 2017	10-Q	10.4	11/20/2017

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 18, 2018

/s/ Michael D. Farkas
Michael D. Farkas